                                      LADD
                                Furniture, Inc.


                               1997 ANNUAL REPORT

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LADD'S PRODUCTS

We at LADD are proud of the wide variety of furniture we produce and market. We invite you to visit our Internet website at www.laddfurniture.com for a sampling of these products, along with information on locating nearby dealers.


(Furniture Company logos appear here, with photos of furniture)

                         LADD'S MANUFACTURING FACILITIES


                              RESIDENTIAL CASEGOODS
                                     ALABAMA
                                      Selma
                                 NORTH CAROLINA
                                North Wilkesboro
                                   Waynesville
                                      OHIO
                                     Swanton
                                  PENNSYLVANIA
                                    Lewisburg
                                   White Deer
                                 SOUTH CAROLINA
                                     Nichols
                                    TENNESSEE
                                   Morristown
                                    VIRGINIA
                                     Marion
                             RESIDENTIAL UPHOLSTERY
                                   MISSISSIPPI
                                     Myrtle
                                     Sherman
                                 NORTH CAROLINA
                                     Hickory
                                     Monroe
                                    CONTRACT
                                      SALES
                                    VIRGINIA
                                    Chilhowie
                                  Martinsville

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We at LADD are proud of the wide variety of furniture we produce and market. We invite you to visit our Internet website at www.laddfurniture.com for a sampling of these products, along with information on locating nearby dealers.


(photos of furniture appear here)
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                              CORPORATE DESCRIPTION


LADD is one of North America's largest residential furniture manufacturers. Through its American of Martinsville subsidiary, LADD is also a leading supplier of contract furniture to the hotel guest room, assisted-living (retirement), and governmental markets. Between December 1995 and year-end 1996, LADD divested four of its non-strategic operating businesses and used the proceeds from the divestitures to reduce debt. LADD operates 20 manufacturing facilities in eight states and employs more than 6,000 people. LADD markets its broad range of residential and contract furniture products under the major brand names American Drew, American of Martinsville, Barclay, Clayton Marcus, Lea, Pennsylvania House and Pilliod. These products are sold domestically and, through LADD International, to over 50 countries around the world. The company's common stock trades on the Nasdaq Stock Market under the symbol: LADF.


                              FINANCIAL HIGHLIGHTS


                 In thousands, except per share data and ratios

-----------------------------------------------------------------------
                                      1995(R)     1996(R)        1997
-----------------------------------------------------------------------
OPERATING STATEMENT
Net sales                           $ 599,203     497,457     525,500
Gross profit                          96,204       85,875      96,450
Operating income (loss)*               (5,141)     11,512      22,215
Net earnings (loss)                   (25,190)     (2,435)      6,312
Average shares outstanding              7,721       7,722       7,744
PER SHARE
Net sales                           $   77.61       64.42       67.86
Net earnings (loss)                     (3.26)      (0.32)       0.81
Cash dividends                           0.27          --          --
Year-end book value                     16.32       16.05       16.91
BALANCE SHEET
Net working capital                 $  80,317      98,740     116,330
Total assets                          313,775     315,031     329,190
Total financing**                     151,944     130,952     125,393
Shareholders' equity                  125,986     123,900     130,925
RATIOS
Gross margin                            16.1%        17.3        18.4
Operating profit (loss) margin*        (0.9)%         2.3         4.2
Return (loss) on sales                 (4.2)%        (0.5)        1.2
Return (loss) on beginning equity     (16.5)%        (1.9)        5.1
Total financing ratio***                54.7%        51.4        48.9
Current ratio                            2.3x         2.6         2.7
OTHER
Capital spending                    $  11,560       8,347       7,504
Depreciation and amortization          16,429      15,331      14,228
Year-end employees (actual number)      6,880       5,800       6,150
Year-end shareholders (estimated)       5,000       4,000       4,400
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FISCAL YEAR 1997 CONTAINED 53 WEEKS. (R) RESTATED TO REFLECT THE CHANGE IN 1997
IN INVENTORY ACCOUNTING FROM THE LIFO METHOD TO THE FIFO METHOD FOR ONE OF THE COMPANY'S BUSINESS UNITS. *BEFORE PRETAX RESTRUCTURING CHARGES OF $25.1 MILLION IN 1995 AND $3.4 MILLION IN 1996. **INCLUDING $36.0 MILLION AT YEAR-END 1995 FROM THE COMPANY'S ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM, WHICH WAS TERMINATED ON MARCH 28, 1996. ***TOTAL FINANCING AS PERCENT OF TOTAL FINANCING PLUS SHAREHOLDERS' EQUITY.

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                               FELLOW SHAREHOLDER

[Photo of Fred Schuermann
appears here]

Fred Schuermann


In the wake of management's strategic decision in mid-1995 to focus on the casegoods (wood furniture) and upholstery sectors of LADD's residential furniture manufacturing business, it is reassuring to note that our fiscal 1997 earnings of $6.3 million, or $0.81 per share, were the highest achieved by the company since 1989. Excluding two former, non-strategic, businesses which were divested during 1996, net sales for fiscal 1997 increased 9 percent, to $525 million. We were particularly pleased that our residential casegoods and upholstery divisions were each able to grow their total sales in the range of 9-10 percent in 1997's final quarter, even after adjusting for an extra week in the 1997 fiscal fourth quarter.

This encouraging top line growth toward the end of the year reflected a number of strong new products introduced during 1997, and the sales momentum which developed from these products as the year progressed. Our American of Martinsville contract (commercial) furniture business continued to do extremely well, growing its sales 45 percent for the full year 1997. LADD's overall order backlog at the end of 1997 was 35 percent higher than at the start of the year, including a 12 percent increase in our residential furniture order backlog.

In addition to the progress made during 1997 in product development, we also improved our financial performance in a number of specific, targeted areas. Total debt was reduced by $5.6 million during 1997. Shareholders' equity rose a little over $7 million, to $16.91 per share, from $16.05 at the start of the year. Profitability also improved, as LADD's earnings before interest, taxes, depreciation and amortization (EBITDA) rose to 6.8% of net sales in fiscal 1997 from the prior year's 4.6%. This progress is a tribute to the combined efforts and hard work of LADD's management team and 6,000-plus employees.

It is very encouraging that the LADD turnaround, which began two years ago, is on track and gaining momentum. But at the same time, we realize that we still have a long way to go in terms of restoring the company to a position of pre-eminence within the residential furniture manufacturing industry. As just one gauge of this opportunity, while our 1997 net earnings of $6.3 million were the best since 1989, we earned more than $16 million in 1989 and management's long-term profitability objectives exceed even that level.

It is our intention to move LADD steadily back in this direction. We plan to do this by focusing intently on what we know best: manufacturing attractive, high value wood and upholstered furniture for our contract (commercial) and residential customers. We want LADD to be recognized among furniture retailers, commercial customers, consumers, and competitors alike as a company with excellent

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(graphic appear here)

products, quality, and customer service - and a company which consistently generates solid profits for its shareholders. We believe that by paying close attention to the basics of our business and by listening closely to our employees and customers, we can make this goal a reality. An update on the progress achieved within our casegoods, upholstery, contract and corporate groups last year is contained in subsequent pages of this report.

On behalf of LADD's shareholders and employees, the management team wishes to express its heartfelt thanks and appreciation to three directors who will retire from the LADD board effective at this year's annual meeting, in accordance with the board's governance guideline, adopted in 1997, of retirement at age 70. Bill Fenn, Don Hunziker, and Jim Corrigan have all been valued board members since LADD's formation in the early 1980's. In addition, Don Hunziker and Bill Fenn served as leaders and key members of the LADD management team until their retirement from day-to-day management responsibilities in 1992. We will miss their wise counsel, and want to wish them well. And, it is with deep sadness that we note the recent death of Bill Cash. Bill was a prominent Winston-Salem business leader and seasoned executive who served on LADD's board of directors from 1981 until his retirement in 1997. He will be missed by all of us.

We want to cordially invite you to attend LADD's 1997 annual meeting, which will be held at the Grandover Resort and Conference Center, near our new Greensboro corporate headquarters. If you will be unable to attend the meeting, I encourage you to fill out, date, sign and return your proxy in the envelope provided.

All of us at LADD are excited about the prospects for 1998. U.S. consumer confidence is currently at a 30-year high. Interest rates and unemployment levels are at their lowest levels in many years. And housing sales remain strong. Given these positive macroeconomic factors and our current order backlog, the coming year appears to offer good promise for our industry and our company. On behalf of all of us affiliated with LADD, I want to sincerely thank you for your continued support and encouragement.


/s/ Fred
FRED L. SCHUERMANN, JR.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

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                              RESIDENTIAL CASEGOODS

[Photo of Don Mitchell        (graphic appears here with caption)
appears here]

Don Mitchell

LADD's four residential casegoods (wood furniture) manufacturing companies - American Drew, Lea Industries, Pennsylvania House and Pilliod Furniture-produce a broad assortment of products. Their offerings range from promotionally-priced adult and youth bedrooms to medium-priced bedroom, dining room and occasional furniture and higher-priced solid wood furniture in all three categories. The group operates 12 manufacturing facilities located in seven states. Total sales in fiscal 1997 were $286 million, up 3 percent from the prior year's $277 million. In the final three months of fiscal 1997, total casegoods sales accelerated to $78 million from $66 million in the year-earlier quarter.

Each company worked hard during 1997 to develop strong new product introductions for the semiannual International Home Furnishings markets held every April and October in High Point, NC. Lea Industries' new Stars &Stripes collection of youth bedroom furniture-a licensee group introduced in collaboration with famed Americas' Cup yachtsman Dennis Conner-has quickly developed into one of the company's most successful new products ever. American Drew re-introduced its well-known traditional 18th century Cherry Grove line, and dealer orders for this large collection have since been tracking at roughly double the order rate of the previous year. Pennsylvania House celebrated the 50th anniversary of its Hallmark Cherry collection by remerchandising this popular traditional group, and created major dealer excitement with its first-ever licensee fashion collection, designed in conjunction with famed American designer, Bill Blass. And Pilliod's new Belledonne master bedroom group, introduced at the April market, with its serpentine drawer fronts and high gloss white finish, has been a very strong line for Pilliod dealers.

In the year ahead, major emphasis will continue to be placed on new product development at all the LADD casegoods companies. For example, Lea Industries will be launching its recently-announced Grant Hill youth furniture collection, which is expected to be a big success with furniture dealers around the country. Also, Pennsylvania House will be expanding its "lifestyle" collection, both in terms of product and presentation, in order to appeal to consumers with more casual furnishings preferences. In addition to these efforts, new advertising plans for Pennsylvania House dealers are in the process of implementation to heighten consumer awareness of this already well-known name, and each LADD brand is planning to further develop its Internet presence among consumers in the coming year.

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                             RESIDENTIAL UPHOLSTERY

                                                            [Photo of Ken Church
                                                                   appears here]

                                                                      Ken Church

The LADD upholstery group manufactures and markets promotionally-priced to upper medium-priced residential upholstery products, primarily under the Barclay, Clayton Marcus, HickoryMark and Pennsylvania House brand names, and operates six manufacturing facilities in North Carolina and Mississippi. Upholstery sales for fiscal 1997 totaled $123 million, down 1 percent from the prior year, as the group continued to drop some of its less profitable products and dealers. Fourth quarter sales in fiscal 1997 accelerated to $34 million from $29 million in the same period of 1996, and the upholstery group's order backlog at year-end 1997 was 27 percent higher than a year earlier.

During 1997, the LADD upholstery group successfully merged its information systems and consolidated its other administrative and manufacturing systems, completing the process begun in 1996. A new supplier partnership program was initiated to consolidate the number of vendors and capitalize on group synergies. These actions lowered overhead and materials costs, and further cost reductions are anticipated through the use of value engineering and benchmarking. From a product perspective, the group continues to expand existing leather programs, with this segment now accounting for roughly 25 percent of total volume. In addition, new automated leather cutting and procurement strategies have been implemented to accommodate anticipated sales growth and improve margins.

(graphic and caption appear here)

Along with the leather segment of the upholstery market, the group is focused on the "lifestyle" design area, the second fastest growth segment in the upholstery market place. This product area features the same type of casual elements typical of recent trends in the apparel industry.

All the LADD upholstery lines now employ a total quality process featuring employee involvement and statistical quality measurement. Diversification of the Barclay customer base is also being pursued as one way to reduce the group's exposure to the cyclical nature of the promotional segment of the business. Overall, management anticipates improved profitability in 1998, along with top line sales growth at or above the industry rate.

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                                 CONTRACT SALES

[Photo of Mike Haley
appears here]

Mike Haley


LADD's American of Martinsville ("AOM") contract or "commercial" furniture manufacturing business is the leading supplier of hotel guest room and assisted-living (retirement) furnishings in the U.S. The contract sales group has national contracts to supply major hotel chains such as Marriott International and assisted-living industry leader Beverly Enterprises. The company operates two Virginia manufacturing locations located in Martinsville and Chilhowie.

Contract sales for fiscal 1997 rose 45 percent from a year earlier, to an all-time high of $116 million, and have more than doubled since 1994 as the company has continued to gain market share during this period. The group's profit margins also increased in 1997, while its net profits reached their highest level in over ten years, reflecting continued close management attention to all aspects of the business. A strong emphasis on quality allowed AOM to cut its cost of product non-compliance roughly in half last year, at the same time production volumes were soaring.


(graphic and caption appear here)

In order to enhance its contract upholstery business, and in response to strong demand, AOM invested a little over $1 million in 1997 to add computerized equipment to its Martinsville,VA upholstery manufacturing operation, creating substantial new upholstery capacity and adding approximately 150 new manufacturing jobs.

One of the major highlights for the group in 1997 was the furnishing of the new 392-room Moscow Marriott Grand Hotel, the largest hotel in Russia and only the second full service hotel in the city of Moscow. Total 1997 contract exports rose to $13 million from 1996's $7 million.

During 1998, management plans to continue growing the group's sales to hotels, assisted-living facilities and government markets by continuing to focus on customer satisfaction and quality products. To further support the growth and recognition of the AOM brand, increased capital investment projects have been scheduled for 1998 to substantially raise the capacity of its Chilhowie casegoods plant, located in southwestern Virginia.

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                                 LADD CORPORATE

                                                        [Photo of Bill Creekmuir
                                                                   appears here]

                                                                  Bill Creekmuir

LADD's organizational structure consolidates under one corporate "umbrella" a number of basic shared business services and activities which each of the individual LADD operating companies would otherwise have to perform for itself in a less efficient, more costly, manner. Such services include: information technology ("IT"); accounting and treasury functions; risk management, audit and legal services; investor relations; customer credit; international marketing; tax planning and management activities; human resources and benefits management; and transportation/ logistics. Each corporate department contributes to LADD's financial strength or to its bottom line, through increasing the efficiency of a particular operation. Cumulatively, such efficiencies make LADD one of the industry's leaders, measured by total SG&A expense as a percent of net sales.

(graphic and caption appear here)

Some of the more specific achievements of the corporate group in 1997 were the expansion of LADD's Internet website (www.laddfurniture.com); further IT system improvement and consolidation in the company's casegoods group; major tax planning initiatives; employee benefits improvement and consolidation; the relocation of the corporate headquarters to more efficiently serve LADD's customers; and plant safety management procedures which place LADD ahead of industry benchmark levels in this important area.

Total exports for 1997 increased to $30 million, or 5.7% of total LADD sales, from $24 million (excluding divestiture companies) or 5.0% of net sales in fiscal 1996, despite significant sales challenges affecting Asian markets during the latter part of 1997. Progress was made in a number of targeted foreign markets in 1997, and increased North American marketing efforts are underway for 1998. Management's goal is to grow total international sales to a level of 10 percent of total sales over the next 3-5 years.

Major projects in the coming year include increased employee training; improved logistics management and usage of the company's LADDTransportation business to better meet our customers' delivery needs; additional IT consolidation and systems enhancement, including year 2000 compliance efforts; further reduction of LADD's interest costs; and continued improvement in managing our customer credit operations and vendor relationships.

                      DIRECTORS, OFFICERS & CORPORATE DATA


Board of Directors
Richard R. Allen
  Chairman
  RETIRED CHIEF EXECUTIVE OFFICER, LADD
James H. Corrigan, Jr.(1,3)
  FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER
  Mebane Packaging Group Inc.
Charles R. Eitel (2,3)
  PRESIDENT AND CHIEF OPERATING OFFICER
  Interface, Inc.
O. William Fenn, Jr.(1)
  RETIRED VICE CHAIRMAN, LADD
Don A. Hunziker(1)
  RETIRED CHAIRMAN, LADD
Thomas F. Keller, Ph.D.(2,3)
  R. J. REYNOLDS PROFESSOR AND FORMER DEAN
  Fuqua School of Business, Duke University
Zenon S. Nie (1,3)
  CHAIRMAN AND CHIEF EXECUTIVE OFFICER
  Simmons Company
L. Glenn Orr, Jr.(2,3)
  PRESIDENT AND CHIEF EXECUTIVE OFFICER
  Orr Management Company
Fred L. Schuermann, Jr.
  PRESIDENT AND CHIEF EXECUTIVE OFFICER

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) CORPORATE GOVERNANCE COMMITTEE

Corporate Executive Officers
Kenneth E. Church
  EXECUTIVE VICE PRESIDENT, LADD
  PRESIDENT, LADD Upholstery Group
William S. Creekmuir
  EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
  SECRETARY AND TREASURER, LADD
Michael P. Haley
  EXECUTIVE VICE PRESIDENT, LADD
  PRESIDENT, LADD Contract Sales Group
Donald L. Mitchell
  EXECUTIVE VICE PRESIDENT, LADD
  PRESIDENT, LADD Casegoods Group
Fred L. Schuermann, Jr.
  PRESIDENT AND CHIEF EXECUTIVE OFFICER, LADD
Other Executives
Daryl B. Adams
  VICE PRESIDENT, CORPORATE CONTROLLER AND
  CHIEF ACCOUNTING OFFICER, LADD
Jesse A. Brinkley
  PRESIDENT, Lea Industries
Victor D. Dyer
  VICE PRESIDENT, HUMAN RESOURCES, LADD
Kenneth B. Fonville
  PRESIDENT, Pennsylvania House Casegoods
Greg P. Noe
  PRESIDENT, Pilliod Furniture
David C. Ogren
  VICE PRESIDENT, MARKET DEVELOPMENT, LADD
Jeffrey R. Scheffer
  PRESIDENT, American Drew

Corporate Headquarters
4620 Grandover Parkway, P.O. Box 26777
Greensboro, NC 27417-6777
Phone:  (336) 294-LADD
U.S. FAX:  (336) 315-4399
International FAX:  (336) 315-4394
Internet Address: WWW.LADDFURNITURE.COM

Stock Transfer Agent
Wachovia Bank, N.A.
Winston-Salem, NC
Shareholder Account Information: 1-800-633-4236

Legal Counsel
Kilpatrick Stockton LLP
Winston-Salem, NC

Independent Auditors
KPMGPeat Marwick LLP
Greensboro, NC

Other Information
For other information on LADD, please contact:
John J. Ong, CFA
  DIRECTOR, INVESTOR RELATIONS
  Phone: (336) 315-4049 or E-Mail: JONG@LADDNET.COM

Stock Listing
LADD's common stock is traded on the Nasdaq Stock Market under the Nasdaq symbol: LADF. At year-end 1997, LADD had an estimated 4,400 shareholders.

Annual Meeting
Stockholders are cordially invited to attend LADD's 1998 Annual Meeting, to be held Thursday, May 7th, at 10:00 a.m. at the Grandover Resort & Conference Center in Greensboro, NC.

       [Photo of Ladd's new headquarters in Greensboro, NC appears here]

                    LADD'S NEW HEADQUARTERS IN GREENSBORO, NC


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